Robert A. Riecker

Vice President, Chief Accounting Officer and Controller

Sears Holdings Corporation

3333 Beverly Road B5-225B

Hoffman Estates, IL 60179

(847)286-3715

VIA EDGAR

July 9, 2012

Mr. William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sears Holdings Corporation Form 10-K for Fiscal Year Ended January 28, 2012 Filed March 14, 2012 Form 10-Q for the Quarterly Period ended April 28, 2012 Filed May 17, 2012 File No. 0-51217

Dear Mr. Thompson:

I want to thank you for your comments concerning the above-referenced documents, as set forth in your letter dated June 28, 2012, and I am pleased to submit this response to the Securities and Exchange Commission (the “Commission”) on behalf of Sears Holdings Corporation (“Holdings,” “we,” “us,” “our,” or the “Company”). For convenient reference, we have prefaced each of our responses with your comment in bold and each of our responses is keyed to the numerical order of your comments.

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission July 9, 2012	Page 2

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 8. Financial Statements and Supplementary Data, page 53

Consolidated Statements of Equity, page 57

1.	In light of the fact that reclassification adjustments are not presented on the face of the statements, please tell us your consideration of disclosing in the notes to the financial statements the gross changes, along with the related tax expense or benefit, of each classification of other comprehensive income. Refer to ASC 220-10-45-12 and 220-10-45-17.

Response

There were no reclassification adjustments, as defined by ASC 220-10, related to deferred gains or losses on derivative financial instruments or cumulative translation adjustments. Reclassification adjustments related to pension and postretirement represent amortization of pension and postretirement benefit costs, which is disclosed as a component of net periodic benefit costs in Note 7 – Benefit Plans. In future filings, the Company will disclose changes in components of other comprehensive income, including reclassification adjustments, and the related tax expense or benefit.

Notes to Consolidated Financial Statements, page 58

Note 1 – Summary of Significant Accounting Policies, page 58

Property and Equipment, page 60

2.	Please tell us your consideration of disclosing depreciation expense. Refer to ASC 360-10-50-1.a.

Response

The Company reports depreciation expense within “Depreciation and amortization” in the Consolidated Statements of Operations. Depreciation expense constitutes the vast majority of the amounts reported as depreciation and amortization—$797 million, $809 million and $829 million for fiscal 2011, 2010 and 2009, respectively. These amounts can be derived using the Depreciation and amortization expenses from the Consolidated Statement of Operations and amortization expense of $56 million, $60 million and $65 million for fiscal 2011, 2010 and 2009, respectively as disclosed in Note 12 – Goodwill and Intangible Assets. While depreciation expense may be determined based on the information disclosed in the Consolidated Financial Statements and Notes to Consolidated Financial Statements, the Company will disclose, in future filings, depreciation expense for each period presented.

Revenue Recognition, page 64

3.	Please tell us your consideration of disclosing your accounting policy for estimating and recording gift card breakage, the amount of breakage recognized during each year and how breakage is classified in income.

Response

The Company records gift card breakage as a component of miscellaneous revenue for any gift card balances outstanding for more than 36 months. This time period was selected based on Holdings’ historical experience which shows that approximately 97 percent of gift card balances are redeemed within 36 months from the date the gift card was issued. The historical experience also shows that approximately 4.5 percent of the total

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission July 9, 2012	Page 3

value of gift cards sold by Holdings results in breakage. As such, Holdings concluded that this historical experience is predictive of future events and that the probability of redemption of unused gift card balances after 36 months is remote. The amount of breakage recognized as miscellaneous revenue within merchandise sales and services amounted to $19 million, $19 million and $22 million for fiscal 2011, 2010 and 2009, respectively. As these amounts are not material to the consolidated operations, we elect not to provide additional disclosure, however, we will provide additional disclosure in the event that breakage becomes material.

4.	Please tell us how you account for points earned and used under your Shop Your Way Rewards membership program disclosed in the second and third bullet points on page 21. Please also tell us your consideration of disclosing your accounting policies related to the program.

Response

The Company’s accounting policy related to the Shop Your Way Rewards program is disclosed in Note 1 – Summary of Significant Accounting Policies, under the Cost of Sales, Buying and Occupancy Costs section on page 65 and is as follows:

The Company has a Shop Your Way Rewards program in which customers earn points on purchases which may be redeemed to pay for future purchases. The expense for customer points earned is recognized as customers earn them and recorded in cost of sales.

When the Company first began to account for points earned under the Shop Your Way Rewards membership program, the Company considered Emerging Issues Task Force (“EITF”) discussions related to Issue No. 00-22, Accounting for Point and Certain Other Time-Based or Volume-Based Sales Incentive Offers and Offers for Free Products or Services to Be Delivered in the Future in its accounting treatment for Shop Your Way Rewards points. The discussions state that some EITF members expressed a preference for an accounting approach that would be based on the significance of the value of the award product(s) or service(s) as compared to the value of the transactions necessary to earn the award(s); and if the value of the award product(s) or service(s) was insignificant in relation to the value of the transactions necessary to earn the award, a liability would be recorded for the estimated cost of the award product(s) or service(s). While the Company acknowledges that the EITF did not conclude on Issue No. 00-22, the applicable guidance has been codified in ASC 605. The Company does not believe that applying EITF Issue No. 00-22 results in a conclusion that is inconsistent with the guidance in ASC 605.

Awards are typically 1% of merchandise sales. The Company determined that the cost of free products issued in exchange for Shop Your Way Rewards points is not significant in relation to the total consideration received from the Shop Your Way Rewards member. As such, the Company establishes a liability when Shop Your Way Rewards points are earned with a corresponding expense recorded as a component of cost of sales, buying and occupancy costs. The liability is reversed as Shop Your Way Rewards points are used or expire. Shop Your Way Rewards points expire one year after issuance.

Form 10-Q for the Quarterly Period Ended April 28, 2012

Note 15 – Updates on Proposed Separation of Sears Hometown and Outlet Businesses and Previously Announced Real Estate Transactions, page 21

5.	We note that in connection with the real estate transactions, you surrendered all of your rights and obligations under preexisting lease agreements and agreed to surrender each of the premises in periods ranging from 6 to 23 months. Please tell us the nature of your continuing involvement with the properties during the period subsequent to the date of closing until the properties are surrendered, and why the recognition of the gains complies with ASC 360-20.

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission July 9, 2012	Page 4

Response

During the first quarter of 2012, the Company recorded gains of $386 million in connection with previously announced real estate transactions. In connection with these transactions, we surrendered substantially all of our rights and obligations at the date of closing, and will lease the locations for periods ranging from 6 to 23 months in order to liquidate inventory and wind-down operations.

The vast majority of the gain noted above did not relate to owned real estate, rather it related to operating leases that have been terminated. Therefore, the guidance in ASC 360 and ASC 840-40 related to sale-leaseback accounting was not directly applicable. As such, we also considered the guidance in ASC 840-20 dealing with lease terminations. While the guidance in paragraphs 55-4 through 55-6 of ASC 840-20 did not address upfront gain recognition by a lessee (as this guidance addresses loss recognition), we believe this accounting literature was relevant for purposes of determining if a lease termination had taken place. Once it was determined that a lease termination had occurred, we then evaluated if the payment received upon lease termination qualifies for gain recognition.

Given the substantial reduction in the lease term for the respective leased locations and the magnitude of the payment received by the lessee relative to the adjustment in rental rates, we believe the substance of these transactions was a termination of the leases rather a modification of the future lease payments.

Having established that the substance of these transactions was a lease termination, we then evaluated if the payment received qualifies for gain recognition. As the cash received was non-refundable and we had not retained substantial risks or rewards related to the leased properties, we believe upfront gain recognition was appropriate.

While we believe the transactions above are in substance lease terminations, we acknowledge the similarities to a sale-leaseback transaction and therefore also considered the guidance in ASC 360-20 and ASC 840-40 in the following manner.

ASC 360-20-40-26 states that if a seller is involved with a property after it is sold in any way that results in retention of substantial risks or rewards of ownership, the absence-of-continuing involvement criterion has not been met. Forms of involvement that result in retention of substantial risks or rewards by the seller are described in paragraphs 360-20-40-37 through 40-63. We determined that we did not have any form of involvement as described in paragraphs 360-20-40-37 through 40-63, with the potential exception of paragraph 40-60, which refers to ASC 840-40 for guidance, due to our lease of the premises subsequent to the date of closing.

ASC 840-40-25-3 states that any profit or loss on the sale shall be deferred unless the seller-lessee relinquishes the right to substantially all of the remaining use of the property sold retaining only a minor portion of such use. ASC 840-40-20 defines “substantially all,” and states that if the present value of rental payments for the lease-back represents 10 percent or less of the fair value of the asset sold, the seller-lessee would be presumed to have transferred to the purchaser-lessor the right to substantially all of the remaining use of the property sold. The Company considered the rent that will be paid over the lease-back period and determined that such rent is less than 10 percent of the fair value of the assets surrendered. As the rental payments for our leases of the premises subsequent to the date of closing do not exceed 10 percent of each of the fair value of the assets sold, the lease-backs are considered “minor.” Therefore, substantially all of the risks and rewards of ownership transferred at the closing date.

* * * * * * * * *

Sears Holdings Corporation hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William H. Thompson Accounting Branch Chief Securities and Exchange Commission July 9, 2012	Page 5

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (847) 286-3715.

Sincerely,

/s/ Robert A. Riecker

Robert A. Riecker

Vice President, Chief Accounting Officer and Controller

cc:	Mr. Louis J. D’Ambrosio

Chief Executive Officer and President

Sears Holdings Corporation

Mr. Dane A. Drobny

Senior Vice President, General Counsel and Corporate Secretary

Sears Holdings Corporation